Putnam Investments

100 Federal Street

Boston, MA 02110

October 16, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: DeCarlo McLaren and Jeffrey Long

Re:       Comments on Registration Statement on Form N-14 (File No. 333-248811), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2020 (the “Registration Statement”), of Putnam Target Date Funds (the “Registrant”), on behalf of its series, Putnam RetirementReady Maturity Fund (the “Surviving Fund”)

Dear Messrs. McLaren and Long:

            This letter responds to the comments that Mr. Long provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds (as defined below), and Yana D. Guss and Elizabeth Madsen of Ropes and Gray LLP, counsel to the Funds, on September 29, 2020 on behalf of the staff of the Commission (the “Commission Staff”) regarding the Registration Statement, and that Mr. McLaren provided telephonically to Ms. Robinson, Ms. Guss and Ms. Madsen on October 13, 2020 on behalf of the Commission Staff regarding the Registration Statement. The Registration Statement relates to the merger of each of Putnam RetirementReady 2020 Fund (the “Acquired Fund”) with and into the Surviving Fund (the Acquired Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response.  The Commission Staff’s comments will be addressed in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), following the effective date of the Registration Statement.

General Comments

1.      Comment: All information must be finalized with all brackets removed and all material information provided.

Response: The Registrant will complete all material information and remove all brackets.

2.      Comment: Please provide the file number of the Merger SAI.

Response: The requested change has been made.

3.      Comment: Please provide hyperlinks to all documents that are incorporated by reference into this filing.

Response: The requested change has been made.

4.      Comment: Please consider changing the name of section II of Part A from “Risk Factors” to “Principal Risk Factors.”

Response: The requested change has been made.

5.      Comment: Under the heading “What are the principal risks of Putnam RetirementReady Maturity Fund, and how do they compare with those of Putnam RetirementReady 2020 Fund?” in the “Risk Factors” section, please consider adding the name of each risk in bold text at the beginning of each bulleted risk.

Response: The Registrant respectfully declines to make this change.

6.      Comment: Please confirm supplementally whether any fee waiver or expense limitation agreement in place for the Funds is subject to recoupment by Putnam Management.

Response: The Registrant confirms that recoupment is not permitted under any fee waiver or expense limitation agreement currently in place for the Funds.

7.      Comment: Please confirm supplementally that the 12b-1 fees paid by Class R shares of the Funds will not exceed 0.25%.  Please refer to FINRA Rule 2341(d)(4) in this regard.

Response:   FINRA Rule 2341(d)(4) provides that no FINRA “member or person associated with a member shall, either orally or in writing, describe an investment company as being ‘no load’ or as having ‘no sales charge’ if the investment company has a front-end or deferred sales charge or whose total charges against net assets to provide for sales related expenses and/or service fees exceed .25 of 1% of average net assets per annum.” (emphasis added)

While class R shares of the Fund do not bear a front-end or contingent deferred sales charge, several other share classes of the Fund do bear a front-end or contingent deferred sales charge.  Because FINRA Rule 2341(d)(4) refers to an investment company, not a share class of an investment company, neither Putnam Retail Management, the FINRA-member distributor for Putnam Retirement Advantage Maturity Fund, nor any person associated with Putnam Retail Management describes the Fund as “no load” or having “no sales charge.”

8.      Comment: Please disclose whether the Board considered any material factors that weigh against the reorganization.

Response: The Registrant believes that the description of the Trustees’ considerations under the heading “Trustees’ Considerations Relating to the Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

9.      Comment: Under the heading “Portfolio managers,” in the section “Additional Information about Putnam RetirementReady Maturity Fund,” please revise the disclosure in the first sentence to state, if applicable, that the identified officers of Putnam Management are “jointly and primarily responsible” for the day-to-day management of the Fund’s portfolio. Please also consider disclosing the month (in addition to the year) that the Fund’s portfolio managers assumed responsibility for managing the Fund’s investments.

Response:  The requested change has been made.

With respect to the portfolio managers’ length of service, the Registrant respectfully declines to make this change.  The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for managing the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

10.  Comment: For each exhibit listed in Item 16 that is incorporated by reference to a previous filing, please include the Securities Act filing number of the registrant with respect to that filing.

Response: The Registrant will make the requested changes in a future filing.  The Registrant notes that, apart from this Comment No. 10, the Staff’s comments will be addressed in a filing pursuant to Rule 497 under the Securities Act, which does not include a Part C. The Registrant will file an updated Part C, reflecting the requested changes, together with the tax opinion pertaining to this merger following the completion of the merger in a post-effective amendment to the Registration Statement.

Accounting Comments

11.  Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed mergers?” in the “Questions and Answers Regarding the Proposed Mergers” section, the Staff noted the following sentence: “Putnam Management has proposed, and the Board of Trustees has approved, new management contracts for the funds as part of a new fee and expense structure for the Putnam RetirementReady Funds, which is expected to reduce the overall cost (direct and indirect fees and expenses) of the funds.”  Please consider revising the disclosure to state that the direct fees and expenses of the funds will increase following the merger.

Response: The Registrant respectfully declines to make this edit, as the requested disclosure is already present. The Registrant notes that in response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed mergers?”, the disclosure begins by explicitly addressing the direct fees and expenses of the Funds, noting that currently neither fund pays a management fee to Putnam Management and that, under the new management contracts, each fund would pay a monthly management fee to Putnam Management.  In contrast, the Registrant notes that the highlighted sentence above concerns the overall costs, including both direct and indirect fees and expenses, of the Funds.

I believe this letter addresses the Commission Staff’s comments.  Should you have any further questions, please do not hesitate to call me at (617) 760-0044.  Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson

Counsel

Putnam Management

cc:       James E. Thomas, Esq., Ropes & Gray LLP

            Yana D. Guss, Esq., Ropes & Gray LLP

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